# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Passage BIO, Inc., CIK 0001787297
CUSIP: 702712100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: ONE COMMERCE SQUARE, 2005 MARKET STREET, 39TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/25/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001910456
Persons authorized to receive notices and communications: Lynx1 Capital Management LP, D81 Calle C, STE 301, PMB 1202, Dorado, Puerto Rico (PR), 00646-2051, 929-888-7476; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Lynx1 Capital Management LP (CIK 0001910456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 673,759; sole dispositive power 0; shared dispositive power 673,759; aggregate amount beneficially owned 673,759 (21% of the class)
- Weston Nichols (CIK 0001746376): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 673,759; sole dispositive power 0; shared dispositive power 673,759; aggregate amount beneficially owned 673,759 (21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Passage BIO, Inc.
Address of issuer's principal executive offices: ONE COMMERCE SQUARE, 2005 MARKET STREET, 39TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19103

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Passage BIO, Inc., a Delaware corporation (the "Issuer"), directly held by the Lynx1 Fund; and

(ii) Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC (the "GP"), the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Residence or business address: The principal business address of each of the Reporting Persons and the GP is D81 Calle C, STE 301, PMB 1202, Dorado, P.R., 00646-2051.
Present principal occupation or employment: The principal business of the Investment Manager is to serve as investment manager to the Lynx1 Fund. The principal business of the GP is to serve as the general partner of the Investment Manager. The principal occupation of Mr. Nichols is to serve as Chief Investment Officer of the Investment Manager.
Criminal convictions in the last five years: None of the Reporting Persons or the GP have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or the GP have, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.
Citizenship: Each of the Investment Manager and the GP is a Delaware limited partnership. Mr. Nichols is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Funds for the purchase of the securities reported herein were derived from the general working capital of the Lynx1 Fund. A total of approximately $11,444,608 was paid to acquire such securities.

Positions in the shares of Common Stock may be held in margin accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the securities reported herein because they believe the securities are undervalued and represent an attractive investment opportunity and they continue to hold the shares of Common Stock reported herein for investment purposes. The Reporting Persons previously reported their beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) under the Act. As a result of the acquisition of additional shares of Common Stock described in Items 3 and 5(c), the Reporting Persons' aggregate beneficial ownership has equaled or exceeded 20% of the outstanding Common Stock. Accordingly, the Reporting Persons are no longer eligible to report on Schedule 13G under Rule 13d-1(c)(3) and are filing this Schedule 13D pursuant to Rule 13d-1(f)(1).

On June 24, 2026, the Issuer, Peregrine Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer ("Merger Sub"), and Remix Therapeutics, Inc., a Delaware corporation ("Remix") entered into an Agreement and Plan of Merger (the "Merger Agreement") substantially in the form attached as Exhibit 99.2 to this Schedule 13D, pursuant to which Merger Sub will merge with and into Remix, with Remix surviving the merger and becoming a wholly owned subsidiary of the Issuer (the "Merger"). Following the Merger, the combined company is expected to be renamed "Remix Therapeutics, Inc." and to trade on Nasdaq under the symbol "RMTX." In connection with the Merger, the Lynx1 Fund has agreed to participate in a financing (the "Concurrent Financing") in which it will (i) purchase shares of Remix common stock pursuant to a subscription agreement (the "Subscription Agreement") substantially in the form attached as Exhibit 99.3 to this Schedule 13D and (ii) purchase convertible notes pursuant to a convertible promissory note purchase agreement. The consummation of the Concurrent Financing is conditioned on the satisfaction or waiver of certain conditions to the Merger.

In addition, in connection with the Concurrent Financing, an affiliate of the Investment Manager will enter in to a registration rights agreement (the "Registration Rights Agreement") with the Issuer and Remix, substantially in the form attached as Exhibit 99.4 to this Schedule 13D, providing for the registration for resale of the shares of Common Stock issuable in respect of the securities purchased in the Concurrent Financing. In addition, the Issuer and a third party rights agent will enter into a Contingent Value Rights Agreement (the "CVR Agreement") substantially in the form attached as Exhibit 99.5 to this Schedule 13D, pursuant to which the Issuer's common stockholders of record will receive one contingent value right for each outstanding share of Common Stock held by such stockholder.

As a result of the foregoing, the Reporting Persons expect to acquire additional shares of Common Stock at the effective time of the Merger in respect of the Remix securities they have agreed to purchase in the Concurrent Financing. The Reporting Persons do not presently beneficially own such shares of Common Stock, the issuance of which is contingent on the consummation of the Merger. In addition, as a holder of record of Common Stock, the Reporting Persons will be entitled to receive one contingent value right for each share of Common Stock held as of the close of business on the last business day prior to the Effective Time, pursuant to a Contingent Value Rights Agreement to be entered into by the Issuer as described in the Issuer's filings.

The foregoing summaries of the Merger Agreement, the Subscription Agreement, the Registration Rights Agreement and the CVR Agreement are qualified in their entireties by reference to the full texts of such agreements, the forms of which are included as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, hereto and are incorporated by reference herein.

The Reporting Persons may engage in discussions with management, the board of directors (the "Board"), other stockholders of the Issuer, and other persons regarding the Issuer, including with respect to its business, operations, strategy, capital structure, and governance, and the Merger, though the Reporting Persons may change its intentions with respect to any and all of the foregoing. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of Common Stock without affecting their beneficial ownership of the shares of Common Stock or adjust their exposure to the shares of Common Stock in ways that would affect their beneficial ownership of the shares of Common Stock.

Except as set forth in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals, and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4, and to change their intentions, at any time, as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 3,212,810 shares of Common Stock outstanding as of June 22, 2026, as reported in the Agreement and Plan of Merger, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") by the Issuer on June 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Lynx1 Fund are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Lynx1 Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, dated July 2, 2026.
Exhibit 99.2: Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed June 24, 2026).
Exhibit 99.3: Form of Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed June 24, 2026).
Exhibit 99.4: Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed June 24, 2026).
Exhibit 99.5: CVR Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed June 24, 2026)

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (07/02/2026)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, individually (07/02/2026)